October 2, 2007
Via Federal Express and EDGAR
Mr. Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Solar Enertech Corporation
Amendment to Form SB-2
Filed July 3, 2007
File No. 333-142310
Dear Mr. Mancuso:
On behalf Solar Entertech Corporation (the “Company”, “Solar Enertech” or “Solar”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) dated July 18, 2007, with respect to the following documents the Company filed with the Securities and Exchange Commission:
•	Annual Report on Form 10-KSB/A for the fiscal year ended September 30, 2006 (the “2006 Form 10-KSB/A”);

•	Quarterly Report on Form 10-QSB/A for the quarter ended December 31, 2006 (the “December 2006 Form 10-QSB/A”);

•	Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2007 (the “March 2007 Form 10-QSB/A”);

•	Registration Statement on Form SB-2/A filed on July 3, 2007 (the “Registration Statement”).
For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response. Collectively, we refer to the 2006 Form 10-KSB/A, December Form 10-QSB/A, March 2007 Form 10-QSB/A and June 2007 Form 10-QSB as the “34 Act Filings”. Included with this letter are amendments to the 34 Act Filings and amendment number 2 (the “Amendment”) to the Registration Statement.
Our responses to the comments included in your letter are as follows:
Amended Form SB-2
1.	We note that you are registering the sale of 18,009,365 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). You should withdraw this registration statement and

▪	file a registration statement for the “resale” offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuing basis under Rule 415(a)(1)(x);

▪	register the transaction on the form you are eligible to use to register the transaction as a primary offering;

▪	identify the selling shareholders as underwriters in the registration statement; and

▪	include the fixed price at which the underwriters will sell the securities throughout the duration of the offering.
Please note that renegotiation of the terms of an agreement while the related shares are subject to a pending registration statement is generally inconsistent with section 5 of the Securities Act. If you decide to revise your transaction as a result of these comments or otherwise, please withdraw the registration statement before you begin any related discussions with the selling shareholder.
Response:  We note the Staff’s comment and have reduced the number of shares that we are seeking to register to an amount equal to thirty percent (30%) of the public float of our common stock.  We determined that our public float consists of 13,067,104 shares of our common stock, which does not include any shares of our common stock owned by our officers, directors or 5% or greater shareholders of the Company.  Based on informal SEC Staff guidance, we believe that the reduction in the number of shares that we are seeking to register on Form SB-2 would not cause the Staff to determine that this is a primary offering.
Summary Financial Information, page 13
2.	Please refer to prior comment 15. Please address the following comments regarding the table on page 14:
•	Please revise your tabular information to clearly label the date of the balance sheet information.

•	Please include the effect of the restatement on your March 31, 2007 balance sheet.

•	Please reconcile the cumulative statement of operations data from Inception to March 31, 2007 with the amounts presented within Note 9 of Amendment No. 1 to your March 31, 2007 Form 10-QSB and to Note 9 of your March 31, 2007 financial statements included in the SB-2.
Response: In response to the Staff’s comment, we have made the following revision:
•	Revised the tabular information to include the date of the balance sheet.

•	We updated the Registration Statement with June 2007 financial data. June 2007 balance sheet was not restated and therefore we did not include the effect of the restatement on our June 30, 2007 balance sheet.

•	Reconciled the restatement footnote presented within Note 2 of the June 2007 Form 10-QSB and to Note 2 of our June 30, 2007 financial statements included in the SB-2. The restatement footnote was presented in Note 9 of our March 2007 Form 10-QSB (Amendment No. 1).
Management’s Discussion and Analysis or Plan of Operation, page 24
3.	Please refer to prior comment 20. We note that you revised your projected expenditures based on your most recent financial results and projections. Please revise your filing to clearly explain the facts and circumstances that changed in your revised projected expenditures since the filing of your December 31, 2006 Form 10-QSB and March 31, 2007 Form 10-QSB.
Response: As stated in the March 31, 2007 Form 10-QSB, the projected expense for the next 12 months would be $64.6million. In our Form SB2, the projected expense for the next 12 months was $30.5 million. The change of $34.1 million was due to our re-forecasting process. We made the following disclosure in the Form SB2:
In the annual and quarterly reports we filed with the Securities and Exchange Commission in the past, we disclosed that we expect to pay between $61million to $65 million in the next 12 months for operating expenses and inventory purchases. Since we made those disclosures, we have reviewed and revised our forecast, based on the following:
•	Photovoltaic production and manufacturing equipment was reduced by $5.3 million as we only expect to build one additional production line in the next 12 months.

•	Silicon material purchase was reduced by $32.3 million. This amount represents mainly advance payment to Silicon suppliers. Based on the current cash position, we will continue to obtain a significant portion of our raw materials from the spot market which does not require a large sum of prepayments.

•	Personnel cost reduced by $1.6 million as we plan to slow down our expected hiring of personnel.

•	Administration, sales and marketing expenses increased by $3.8 million as we expect to invest in the Company’s infrastructure, incur additional professional fees related to financing activities and increase our sales and marketing efforts.”
Interim Condensed Financial Statements, page F-2
Consolidated Balance Sheets, page F-2
4.	Please tell us the nature of the deferred revenues of $778,233 as of March 31, 2007. Please also revise your revenue recognition policy disclosure so that it is clear when you defer revenues and why.

Response: Deferred revenues of $778,233 represent customer payments for orders not yet completed and shipped. A sales contract was signed with a customer prior to March 31, 2007, for which revenue recognition criteria had not been met. The product was shipped and revenue recognition criteria were met in August 2007 and the revenue was subsequently recognized.

We have revised our disclosure related to our revenue recognition policy. Please refer to Note 2, Significant Accounting Policies, of our March 2007 Form 10-QSB (Amendment No. 2) and Note 3, Significant Accounting Policies, of our June 2007 Form 10-QSB. Our revised disclosure is as follows:

“Solar Enertech recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, which states that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and collectability is reasonably assured. Where a revenue transaction does not meet any of these criteria it is deferred and recognized once all such criteria have been met. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Revenue for extended maintenance services is generally deferred and recognized ratably over the period during which the services are to be performed. Deferred revenue as of June 30, 2007 represents payments on customers contracts received prior to the products being completed and shipped.”
Consolidated Statement of Operations, page F-3
5.	We note that it does not appear that you recorded any stock compensation expense for the options to purchase 37,500,000 shares of common stock and 5,750,000 shares of stock granted to your employees in early March 2006 and referred to in Note 9. Please revise or advise.

Response: We have revised and restated the March 2006 Statement of Operations to record additional stock compensation expense of $10.2 million for the quarter and six months ended March 31, 2006 for the options to purchase 37,500,000 shares of common stock.

Regarding the 5,750,000 shares of common stocks transferred from the President of the Company to various employees of Infotech Shanghai which is consolidated as a variable interest entity (please refer to responses to comment number 30-37), the transaction occurred on July 6, 2006. We have revised and restated the September 2006 Form 10-KSB to reflect the transfer of these shares. Please refer to response to comment number 26 (Note A #2).
Consolidated Statements of Shareholders’ Equity, page F-4
6.	Please tell us what the line items “Convertible debentures” and “Deferred financing costs” represent in the six months ended March 31, 2007. The positions related to the beneficial conversion feature of the debt and the direct financing costs of the debt via the issuance of warrants should be properly labeled as such.

Response: In response to the staff’s comment, we reviewed our previous treatment of the convertible notes. We concluded that our treatment of the convertible notes was incorrect. Based on our analysis of FAS 133, FAS 150 and EITF00-19, we believe that the conversion feature is an embedded derivative and should be treated as a liability instead of equity along with the already identified embedded put right derivative liability. Additionally, the warrants issued to the placement agent as well as the holders of the convertible notes should be treated as a liability. As a result, we have amended the financial statements in the March 2007 Form 10-QSB (Amendment No. 2) to reflect the reclassification of the embedded conversion derivative and warrants from equity to liability, including the elimination of the “convertible debentures” and “deferred financing costs” line items on the consolidated statements of shareholders’ equity. Please refer to our response to comment #12 for additional information regarding the analysis on convertible notes we entered in March 2007.
Note 2. Significant Accounting Policies. page F-6
7.	Please note that you should first assess any embedded conversion feature within convertible debt and convertible preferred stock under paragraph 12 of SFAS 133 to determine whether the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. Then, if the embedded conversion feature is not required to be bifurcated under SFAS 133, the convertible instrument should be accounted for in accordance with APB 14 and you would consider ASR 268 and EITF D-98, for the classification and measurement of the instrument, and EITF 98-5 and EITF 00-27, for consideration of any beneficial conversion feature. You may refer to Section II.B of the SEC staff’s Current Issues and Rulemaking Projects, dated November 30, 2006 available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Response: In response to the Staff’s comment, we reviewed the convertible note agreements and concluded that our previous accounting treatment was incorrect. This resulted in the Company filing Amendment No. 2 to our March 2007 Form 10Q-SB. Please refer to our response to Staff’s comment number 12 for our analysis of the transaction and our conclusions. Our accounting policy regarding derivative financial instruments has been revised as follows (please refer to Note 2 of our March 2007 Form 10-QSB/A and Note 3 of our June 2007 Form 10-QSB/A):

“Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires all derivatives to be recorded on the balance sheet at fair value. These derivatives, including embedded derivatives in our structured borrowings, are separately valued and accounted for on the balance sheet. Fair values for exchange-traded securities and derivatives are based on quoted market prices.

Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

In September 2000, the Emerging Issues Task Force issued EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock,” (“EITF 00-19”) which requires freestanding contracts that are settled in a company’s own stock, including common stock warrants, to be designated as an equity instrument, an asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations.

The Company’s management used market-based pricing models to determine the fair values of the Company’s derivatives. The model uses market-sourced inputs such as interest rates, exchange rates and option volatilities. Selection of these inputs involves management’s judgment and may impact net income.”

We deleted the paragraph on Beneficial Conversion Features which we have concluded was an incorrect accounting treatment after our review of convertible notes contracts as discussed in our response to comment number 12.
Note 4. Inventory, page F-7
8.	We note that you have $1.3 million in inventory at March 31, 2007. Please tell us whether your product has met technological feasibility as of March 31, 2007.

Response: $1.3 million of inventories at March 31, 2007 was broken down as follows:

Raw materials	$841,000
Work in process	387,396

Total	$1,228,396

The Company’s products have met technological feasibility as of March 31, 2007.

We have revised and added disclosure to Note 4 of the March 2007 Form 10QSB/A.
Note 6. Convertible Notes, page F-7
9.	In the second paragraph you disclose that the Series B convertible notes may be converted into a total of 5,789,474 shares at a conversion rate of $0.57 per share. This appears to only reflect the $3.3 million of Series B notes and not the additional issuance of $9 million which would be convertible into approximately 15.8 million shares. Please revise your disclosure to include a discussion of each issuance.

Response: We have updated our disclosure to include discussion of the additional $9 million of Series B convertible notes and the related 15.8 million shares into which these notes could be converted. Please refer to Note 6, Convertible Notes, of our March 2007 Form 10-QSB/A and Note 6 of our June 2007 Form 10-QSB.

We have disclosed the following:

“On March 7, 2007, Solar Enertech entered into a securities purchase agreement to issue $17,300,000 of secured convertible notes (“the Notes”) and detachable stock purchase warrants (“the Warrants”). Accordingly, during the quarter ended March 31, 2007, Solar Enertech sold units consisting of:

• $5,000,000 in principal amount of Series A Convertible Notes and warrants to purchase 7,246,377 shares (exercise price of $1.21 per share) of its common stock;
• $3,300,000 in principal amount of Series B Convertible Notes and warrants to purchase 5,789,474 shares (exercise price of $0.90 per share) of its common stock , and;
• $9,000,000 in principal amount of Series B Convertible Notes and warrants to purchase 15,789,474 shares (exercise price of $0.90 per share) of its common stock.
These notes bear interest at 6% per annum and are due in 2010. The principal amount of the Series A Convertible Notes may be converted at the initial rate of $0.69 per share for a total of 7,246,377 shares of common stock (which amount does not include shares of common stock that may be issued for the payment of interest). The principal amount of the Series B Convertible Notes may be converted at the initial rate of $0.57 per share for a total of 21,578,948 shares of common stock (which amount does not include shares of common stock that may be issued for the payment of interest).”

10.	Please refer to prior comment 42. Please revise the filing to clearly disclose all the material terms of the Series A and B convertible note and warrants similar to the disclosures contained on pages 2-3 and throughout the filing, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which you or the holder may accelerate payment of the notes, the interest rate and the conditions that result in adjustments to that rate and redemption terms, consistent with paragraph 4 of SFAS 129. Likewise, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would be required to pay liquidated damages.

Response: We have revised our filing to include disclosure of all material terms of the Series A and B convertible notes and the related registration rights agreement. Please refer to Note 6, Convertible Notes, of our March 2007 Form 10-QSB/A and June 2007 Form 10-QSB.

The material terms of the Series A and B convertible notes are as follows:

Interest Payments

The Notes bear interest at 6% per annum and are due in 2010. Accrued interest is payable quarterly in arrears on each of January 1, April 1, July 1 and October 1, beginning on the first such date after issuance, in cash or registered shares of common stock at the option of the Company. If the Company elects to pay any interest due in registered shares of the Company’s common stock: (i) the issuance price will be 90% of the 5-day weighted average price of the common stock ending on the day prior to the interest payment due date, (ii) the common stock shall have traded an average of at least 500,000 shares per day for each of the five trading days prior to the applicable due date, and (iii) a trigger event shall not have occurred.

Registration Rights (Series A Convertible Notes)

The Company and the holders of the Series A Convertible Notes entered into a “Registration Rights Agreement” on March 7, 2007. Among other things, the Company was obligated to do the following or incur liquidated damages upon failure:

•	File an initial registration statement within 45 days after closing (1.0% per month of the aggregate purchase price until such failure is cured);

•	Cause effectiveness of the registration statement within 120 days after closing (1.0% per month of the aggregate purchase price until such failure is cured);

•	Maintain effectiveness of the registration statement for the period in which the Notes and Warrants are issued and outstanding (1.0% per month of the aggregate purchase price until such failure is cured); or

•	File additional registration statements, as required for any shares cutback from the initial registration statement as a result of Rule 415(a) limitations (0.25% per month of the aggregate purchase price until such failure is cured commencing after 150 days after closing).

However, in no event shall the aggregate amount of all registration delay payments listed above (other than registration delay payments payable pursuant to events that are within the control of the Company) exceed, in the aggregate, 24% of the aggregate purchase price.

Failure to comply with the Registration Rights Agreement constitutes a trigger event and at the election of the holder may require redemption of the Series A Convertible Notes (see the discussion titled “Redemptions” below).

We have accounted for the Registration Rights Agreements related to the Series A Convertible Notes in accordance with FSP EITF 00-19-b wherein the probability that a contingent obligation to make future payments or otherwise transfer consideration shall be recognized and measured separately in accordance with Statement of Financial Accounting

Standards 5 and FASB Interpretation 14. We recorded an accrued liability of $281,000 for estimated registration delay penalties the Company expects to incur as a result of an existing delayed registration statement.

The offering of our Series A convertible notes closed on March 7, 2007. According to the Registration Rights Agreement we signed in conjunction with this offering, a registration statement that included the common stock underlying the Series A convertible notes and the warrants issued in connection therewith was to be declared effective by the Securities and Exchange Commission no later than July 5, 2007. The registration statement we filed has not yet been declared effective. This failure constitutes a trigger event which allows the holders, at their election, to require redemption of the notes. The total principal amount of Series A convertible notes outstanding at June 30, 2007 was $5 million, which was recorded as a current liability (current notes payable balance was $0 after netting $5 million of discount to notes payable). As of the date of this report, we have not received any notice from any holder of the Series A convertible notes requesting redemption.

Voting Rights

The holders of the Notes do not have voting rights under these agreements.

Dividends

Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the required holders.

Conversion

1)	At any time or times on or after the issuance date of the Notes, the holder is entitled to convert, at the holder’s sole option, any portion of the outstanding and unpaid conversion amount (principal, accrued and unpaid interest and accrued and unpaid late charges) into fully paid and nonassessable shares of common stock, at the conversion rate (as defined below).

2)	Forced Conversion. Upon thirty (30) days prior written notice to all of the holders, the Company shall have the right to call all, but not less than all, of the Notes for conversion at the conversion price (as defined below) provided that for each of the twenty (20) trading days immediately preceding the forced conversion date:

•	The Company’s common stock has closed at a price equal to or greater than 300% of the then applicable Series A conversion price, as described below;

•	There is either an effective registration statement providing for the resale of the shares of common stock underlying the Notes or all of the shares of common stock underlying the Notes may be resold pursuant to Rule 144(k) of the Securities Act without restriction; and

•	The common stock has traded an average of 500,000 shares per day.

Conversion Rate. The number of shares of common stock issuable upon conversion of the Notes is determined by dividing (x) the conversion amount (principal, interest and late charges accrued and unpaid, by (y) the then applicable conversion price (initially $0.69 for Series A Convertible Notes and $0.57 for Series B Convertible Notes, subject to adjustment as provided in the agreement).

No adjustment in the conversion price of the Notes will be made in respect of the issuance of additional shares of common stock unless the consideration per share of an additional share of common stock issued or deemed to be issued by the Company is less than the conversion price of the Notes in effect on the date of, and immediately prior to, such issuance.

Should the outstanding shares of common stock increase (by stock split, stock dividend, or otherwise) or decrease (by reclassification or otherwise), the conversion price of the Notes in effect immediately prior to the change shall be proportionately adjusted.

Redemptions

Each of the following events shall constitute a trigger event, permitting the holder the right of redemption:

1)	Series A Only – A failure relating to the registration statement (such as failure to file the registration statement within 45 days after the closing, the failure to have the registration statement declared effective within 150 days after the closing, or the failure to maintain the registration statement during the period which the securities are outstanding) that cannot be cured for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period (other than days during an allowable grace period);

2)	The suspension from trading or failure of the common stock to be listed on the principal market or an eligible market for a period of five (5) consecutive trading days or for more than an aggregate of ten (10) trading days in any 365-day period;

3)	The Company’s (A) failure to cure a conversion failure by delivery of the required number of shares of common stock within ten (10) trading days after the applicable conversion date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into shares of common stock that is tendered in accordance with the provisions of the Notes;

4)	At any time following the tenth (10th) consecutive business day that the holder’s authorized share allocation is less than the number of shares of common stock that the holder would be entitled to receive upon a conversion of the full conversion amount of the Notes (without regard to any limitations on conversion);

5)	The Company’s failure to pay to the holder any amount of principal (including, without limitation, any redemption payments), interest, late charges or other amounts when and as due under the Notes or any other transaction document (as defined in the securities purchase agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions to which the holder is a party, except, in the case of a failure to pay any interest and late charges when and as due, in which case only if such failure continues for a period of at least five (5) business days;

6)	A) The occurrence of any payment default or other default under any indebtedness of the Company or any of its subsidiaries that results in a redemption of or acceleration prior to maturity of $100,000 or more of such indebtedness in the aggregate, or (B) the occurrence of any material default under any indebtedness of the Company or any of its subsidiaries having an aggregate outstanding balance in excess of $100,000 and such default continues uncured for more than ten (10) business days, other than, in each case (A) or (B) above, or a default with respect to any other notes;

7)	The Company or any of its subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official, (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

8)	A court of competent jurisdiction enters an order or decree under any bankruptcy law that (A) is for relief against the Company or any of its subsidiaries in an involuntary case, (B) appoints a custodian of the Company or any of its subsidiaries or (C) orders the liquidation of the Company or any of its subsidiaries;

9)	A final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company or any of its subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $250,000 amount set forth above so long as the Company provides the holder with a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

10)	The Company breaches any representation, warranty, covenant or other term or condition of any transaction document, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten (10) consecutive business days;

11)	Any breach or failure in any respect to comply with the terms of the Notes; or

12)	Any trigger event that occurs with respect to any other obligations of the Company.

At any time after becoming aware of a trigger event, the holder may require the Company to redeem all or any portion of the Notes at an amount equal to any accrued and unpaid liquidated damages, plus the greater of (A) the conversion amount to be redeemed multiplied by the redemption premium (125% for trigger events described above in subparagraphs 1) to 4) and 9) to 12) above or 100% for other events), or (B) the conversion amount to be redeemed multiplied by the quotient of (i) the closing sale price at the time of the trigger event (or at the time of payment of the redemption price, if greater) divided by (ii) the conversion price, provided, however, (B) shall be applicable only in the event that a trigger event of the type specified above in subparagraphs 1), 2), 3) or 4) has occurred and remains uncured or the conversion shares otherwise could not be received or sold by the holder without any resale restrictions.

Change of Control

1)	Assumption. The Company may not enter into or be party to a Fundamental Transaction (as defined below) unless:

•	The successor entity assumes in writing all of the obligations of the Company under the Notes and related documents; and

•	The successor entity (including its parent entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an eligible market.

2)	Redemption Right. At any time during the period beginning on the date of the holder’s receipt of a change of control notice and ending twenty (20) trading days after the consummation of such change of control, the holder may require the Company to redeem all or any portion of the Notes in cash for an amount equal to any accrued and unpaid liquidated damages, plus the greater of (i) the product of (x) the conversion amount being redeemed and (y) the quotient determined by dividing (A) the greater of the closing sale price of the common stock immediately prior to the consummation of the change of control, the closing sale price immediately following the public announcement of such proposed change of control and the closing sale price of the common stock immediately prior to the public announcement of such proposed change of control by (B) the conversion price and (ii) 125% of the conversion amount being redeemed.
11.	Please tell us and disclose how you are accounting for the registration rights and the associated penalties, direct issuance costs of the notes, and the warrants. Include a discussion of the amortization method and period for any debt issuance costs or discounts.

Response: Registration right and penalties – We have accounted for the registration rights agreements related to this convertible debt in accordance with FSP EITF 00-19-2 wherein the probability that a contingent obligation to make future payments or otherwise transfer consideration shall be recognized and measured separately in accordance with Statement of Financial Accounting Standards 5 and FASB Interpretation 14.

We included in our June 2007 Form 10-QSB the following paragraph regarding the registration rights:

“We have accounted for the Registration Rights Agreements related to the Series A Convertible Notes in accordance with FSP EITF 00-19-2 wherein the probability that a contingent obligation to make future payments or otherwise transfer consideration shall be recognized and measured separately in accordance with Statement of Financial Accounting Standards 5 and FASB Interpretation 14. We recorded an accrued liability of $281,000 for estimated registration delay penalties the Company expects to incur as a result of an existing delayed registration statement.”

Direct issuance costs of the notes were capitalized as deferred financing costs in the balance sheet and are being amortized to interest expense over the 36 month contractual term of the notes using an amortization method that approximates the effective interest method. These costs include $1.2 million of value related to the warrants issued to the placement agent.

The Warrants (warrants issued to the note holders as well as the placement agent) are classified as a liability as required by SFAS No. 150, due to the terms of the warrant agreement, which contain a cash redemption provision in the event of a Fundamental Transaction. The Warrants are measured at the fair value both initially and in subsequent periods. Changes in fair value of the Warrants are recorded in the account “gain/(loss) on fair market value of warrant liability” in the accompanying consolidated statements of operations. The fair value of the warrants granted was calculated using a binomial valuation model. Assumptions used in calculating the fair value of warrants are disclosed in Note 6 of our March 2007 Form 10-QSB/A and June 2007 Form 10-QSB.

12.	We note that you accounted for the conversion feature under EITF 98-5 and EITF 00-27. We further note that it appears these notes do not meet the definition of conventional convertible debt as outlined in paragraph 4 of EITF 00-19 since the note has a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. Please tell us and revise your filing to explain in detail how you have applied the guidance in paragraphs 4 and 12-32 of EITF 00-19 in evaluating whether the conversion feature is an embedded derivative that should be separated from the debt host and accounted for at fair value under SFAS 133. In this analysis, discuss why the counterparties’ rights to “require you to redeem the shares upon the occurrence of certain triggering events” was not considered as part of your evaluation of the conversion feature under EITF 00-19. You may refer to Section II.B of the SEC staff’s Current Issues and Rulemaking Projects, dated November 30, 2006 available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Response: We have determined that the Series A and Series B Convertible Notes do not meet the definition of “conventional” convertible debt. Accordingly, we have evaluated the conversion feature in accordance with Statement of Financial Accounting Standards (SFAS) 133 and EITF 00-19 as applicable and determined that the conversion feature does not meet certain criteria, under EITF 00-19 paragraphs 12 — 32, to be classified as equity. We concluded, based on the following provisions, that the conversion feature does not qualify to be treated as equity and accordingly we have reclassified it to a compound embedded derivative along with the previously identified embedded put right derivative.
•	If the Company experiences specified types of trigger events, Holders may require the Company to redeem the convertible notes in cash, including certain redemption premiums. Significant trigger events include registration rights failure for Series A Notes, suspension of trading or delisting, conversion failure, authorized share count default and payment or other warranty provision default. These provisions require cash payment for the conversion amount x 125% or a formula based on current stock prices. Accrued interest and accrued liquidated damages are also included in the determination of the cash payment. Based on paragraph 12 of EITF 00-19, the conversion feature cannot be treated as equity.

•	There is explicit language in the Series A Notes Agreement and the Registration Rights Agreement stating that a failed registration statement is a trigger event that the Holders may require redemption. Under the provision, the Series A Notes conversion option cannot be accounted for as permanent equity under EITF 00-19 paragraph 13 to 18.
As a result, the value of the conversion feature has been bifurcated from the host contract and is being accounted for as a compound embedded derivative along with the previously identified put right at fair value with changes in fair value recorded in net loss or gain.

We have also considered DIG B15 which provides guidance on accounting for multiple derivatives. Accordingly, we have accounted for all embedded derivative features that would individually warrant separate accounting as a single, compound embedded derivative instrument that was bifurcated and accounted for separately from the host contract under statement 133. We have not made a fair value election pursuant to Statement 155.

Since the embedded conversion feature met the criteria to be bifurcated under SFAS 133 and EITF 00-19, we have not considered the impact of APB 14, ASR 268 or EITF D-98 for the classification and measurement of the instrument. In addition, we have not followed the guidance in accordance with EITF 98-5 and EITF 00-27 for consideration of any beneficial conversion feature.

As stated in the note contract, the Holders may require the Company to redeem all or any portion of the Notes for cash upon a change in control as well as in the event of a registration failure for the Series A convertible notes. As indicated in FAS 133, par. 61(d) a put option embedded in a debt host is clearly and closely related to a debt host unless the debt is issued at a substantial discount or premium and the put is contingent. In this case, as a result of a portion of the proceeds from the Notes being allocated to the warrant in the amount of $15.9 million, the Notes have an initial discount from the face value (before any bifurcation of derivatives) of 92% and thus the Notes are being carried at a substantial (more than 10%) discount. Therefore this put feature is not clearly and closely related to the debt host and qualifies as a contingent put requiring bifurcation from the host instrument. In addition, DIG B16 provides further guidance for the evaluation of embedded puts and calls in debt hosts that are not clearly and closely related to the host. As a conclusion, this put meets the requirements under FAS 133, par. 12(b) and 12(c) and fails the DIG B16 analysis (ie it is not clearly and closely related to the host instrument and therefore must be bifurcated). Therefore, the put is a derivative and must be bifurcated from the debt host and classified as a liability with changes in fair value recorded as part of net loss.

13.	Similarly, please tell us in reasonable detail about your evaluation of the embedded ‘redemption privilege’ within the convertible debt under SFAS 133 and EITF 00-19 in determining that the feature is an embedded derivative.

Response:Please refer to our response to Staff comment number 12. We have detailed our evaluation of the embedded “redemption privilege” derivative there.

14.	Please tell us and disclose the method and significant assumptions used to value the embedded derivative at fair value as of March 7, 2007 and March 31, 2007. Tell us and disclose the fair value of the derivative as of March 7 and 31, 2007. Disclose that consistent with SFAS 133 you will mark the derivative to fair value at each reporting period and reflect the changes in the fair value of the derivative within your statements of operations. Please also revise your critical accounting policies in MD&A to discuss the accounting for the derivative, or tell us why no additional disclosures is required.

Response: We have added the following disclosure on the significant assumptions used to value the compound embedded derivative. Please refer to Note 6 of our March 2007 Form 10-QSB/A and Note 6 of our June 2007 Form 10-QSB.

The method used to estimate the value of the complex embedded derivatives (“CED”) as of each valuation date was a Monte Carlo simulation. Under this method the various features, restrictions, obligations and option related to each component of the CED were analyzed and spreadsheet models of the net expected proceeds resulting from exercise of the CED (or non-exercise) were created. Each model is expressed in terms of the expected timing of the event and the expected stock price as of that expected timing.

Because the potential timing and stock price may vary over a range of possible values, a Monte Carlo simulation was built based on the possible stock price paths (i.e., daily expected stock price over a forecast period). Under this approach an individual potential stock price path is simulated based on the initial stock price on the measurement date, and the expected volatility and risk free rate over the forecast period. Each path is compared against the logic describe above for potential exercise events and the present value (or non-exercise which result in $0 value) recorded. This is repeated over a significant number of trials, or individual stock price paths, in order to generate an expected or mean value for the present value of the CED.

The significant assumptions used in estimating stock price paths as of each valuation date are:

	At	March	June 30,
	Issuance	31, 2007	2007
Starting stock price (Closing price on date preceding valuation date)	$1.05 & 1.35	$1.76	$1.55
Annual Volatility of Stock	81.98%	81.98%	71.53%
Risk Free Rate (Based on 3yr T-Bill	4.48% & 4.51%	4.54%	4.89%
Additional assumptions were made regarding the probability of occurrence of each exercise scenario, based on stock price ranges (based on the assumption that scenario probability is constant over narrow ranges of stock price). The key scenarios included public offering, bankruptcy and other defaults.
Management estimated that the fair valued of the compound embedded derivative at issuance, March 31, 2007 and June 30, 2007 as follows:

Amount
Fair value of compound embedded derivative at grant date	$16,600,000

Loss on fair market value of embedded derivtive liability	12,600,000

Fair value of compound embedded derivative at March 31, 2007	$29,200,000

Gain on fair market value of embedded derivative liability	(7,100,000)

Fair value of compound embedded derivative at June 30, 2007	$22,100,000

We have revised our Significant Accounting Policies footnote (Note 2 of our March 2007 Form 10-QSB/A and Note 3 of our June 2007 Form 10-QSB/A) on derivative financial instruments. We have added the following disclosure in our critical accounting policies in MD&A section:

“Derivative Financial Instruments

Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires all derivatives to be recorded on the balance sheet at fair value. These derivatives, including embedded derivatives in our structured borrowings, are separately valued and accounted for on the balance sheet. Fair values for exchange-traded securities and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

In September 2000, the Emerging Issues Task Force issued EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock,” (“EITF 00-19”) which requires freestanding contracts that are settled in a company’s own stock, including common stock warrants, to be designated as an equity instrument, an asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations.

The Company’s management used market-based pricing models to determine the fair values of the Company’s derivatives. The model uses market-sourced inputs such as interest rates, exchange rates and option volatilities. Selection of these inputs involves management’s judgment and may impact net income.

The method used to estimate the value of the compound embedded derivatives (“CED”) as of each valuation date was a Monte Carlo simulation. Under this method the various features, restrictions, obligations and option related to each component of the CED were analyzed and spreadsheet models of the net expected proceeds resulting from exercise of the CED (or non-exercise) were created. Each model is expressed in terms of the expected timing of the event and the expected stock price as of that expected timing.

Because the potential timing and stock price may vary over a range of possible values, a Monte Carlo simulation was built based on the possible stock price paths (i.e., daily expected stock price over a forecast period). Under this approach an individual potential stock price path is simulated based on the initial stock price on the measurement date, and the expected volatility and risk free rate over the forecast period. Each path is compared against the logic describe above for potential exercise events and the present value (or non-exercise which result in $0 value) recorded. This is repeated over a significant number of trials, or individual stock price paths, in order to generate an expected or mean value for the present value of the CED.”

15.	We note on pages F-6 and 28 you refer to using the valuation of an independent third party when determining the fair value of your derivatives. While management may elect to take full responsibility for valuing these instruments, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Response: Management takes full responsibility for valuing the derivatives. We have revised our footnote disclosures accordingly in Form 10QSB/A for the quarter ended March 31, 2007 to exclude reference to experts.

16.	Please refer to prior comment 42. From your disclosure it appears that you allocated all of the proceeds of the notes of $17.3 million to the beneficial conversion feature. It also appears that you allocated none of the proceeds to the embedded derivative or the warrants. You should generally record the embedded derivative at its fair value and allocate any remaining proceeds to the host contract and warrants for further allocation, consistent with DIG B-6. If the warrants are classified within equity , you should allocate the remaining proceeds between the debt host and the warrants based upon their relative fair values consistent with APB 14. After determining the amount to be allocated to the debt host, you should then apply EITF 98-5 and 00-27 in determining the amount of any beneficial conversion feature. The beneficial conversion feature would generally be calculated at intrinsic value using the effective conversion rate and would be limited to the proceeds allocated to the debt host consistent with paragraphs 5 — 6 of EITF 98-5 and paragraphs 5 and 22 of EITF 00-27. You should also provide the disclosure required by paragraph 7 of EITF 98-5 and paragraphs 55 — 58 of EITF 00-27. Please revise or explain to us in sufficient detail the basis for your accounting.

Response: Based on further evaluation of the Series A and B convertible notes and Series A and B warrants, we have determined that revisions to accounting treatment were necessary. As a result, we have revised our filing to reflect the following liabilities:

Compound embedded derivative:
1.	Embedded conversion feature

2.	Put option
DIG B15 provides guidance on accounting for multiple derivatives. It states that “paragraph 12 (of FAS133) does not permit an entity to account separately for more than one derivative feature embedded in a single hybrid instrument. If a hybrid instrument contains more than one embedded derivative feature that would individually warrant separate accounting as a derivative instrument under paragraph 12, those embedded derivative features must be bundled together as a single, compound embedded derivative instrument that then should be bifurcated and accounted for separately from the host contract under statement 133 unless a fair value election is made pursuant to Statement 155.”
The proceeds of convertible note have been allocated as follows:

Amount
Proceeds of convertible notes	$17,300,000
Allocation of proceeds:
Fair value of warrant liability (excluding Advisor Warrants)	(15,909,311)
Fair value of compound embedded derivative liability	(16,600,000)
Loss on issuance of convertible notes	15,209,311

Carrying amount of notes at issuance	$—

Amortization of note discount (issuance to June 30, 2007)	1,957

Carrying amount of notes at June 30, 2007	$1,957

The total fair value of warrant and embedded compound derivative was $32.5 million, which exceeded the proceeds of the notes by $15.2 million. Based on informal discussions with the SEC staff previously, we performed the following procedures to ensure reasonableness of the values recorded:
1.	With assistance of an independent valuation firm, we concluded that the valuation models selected (binomial for the warrants, Monte Carlo simulation for the compound embedded derivative) were appropriate valuation models to use in the circumstances and that the inputs were reasonable. Management used their best good faith judgments related to subjective inputs such as probabilities of occurrence, expected timing of occurrences, future expected volatilities, suboptimal exercise factors and other similar key assumptions in the models.

2.	We looked for other elements which may not be accounted for that might explain the significant fair value in excess of the note face value. We did not note any.
Based on the additional procedures performed, we have concluded that the values assigned to warrants and compound embedded derivative were reasonable and we recorded $15.2 million at issuance to loss on issuance of convertible notes in the Statement of Operations for the quarter ended March 31, 2007.
Warrants. page F-8
17.	Please revise your filing here and on page F-20 to provide a brief discussion on how you determined the assumptions used within the Black-Scholes option pricing model related to your warrants.

Response: The fair value of the warrants issued in May through November 2006 in connection with the purchase of common stock has been allocated on a relative fair value basis between the value of the common stock and the warrants issued using the Black-Scholes -Merton option pricing model. As these warrants have been evaluated and determined to be equity instruments, this allocation has been done for informational purposes only as the net accounting is all within additional paid in capital because these warrants were issued with common stock. Management’s intent was to give financial statements users information to be able to assess potential discounts given from the trading price in these transactions which is not readily apparent as the warrants and related common stock were sold as a unit. Assumptions used in the Black-Scholes option pricing model are as follows:

	Warrants	Warrants	Warrants
	Granted	Granted	Granted
	May - June 2006	July-Sept 2006	November 2006	Total

Warrants	2,825,000	782,000	2,500,000	6,107,000
Expiration Date	May - June 2007	July-Sept 2007	November 2007
Exercise price	1.00	1.00	1.00

Risk free interest rate	4.50%	4.50%	4.50%
Dividend yield	—	—	—
Volatility factor	82.57%	82.57%	82.57%
Term	1 year	1 year	1 year

Calculated fair value	2,080,820	434,990	771,667	3,287,477
FMV of common stock	4,291,390	1,014,385	2,400,000	7,705,775
Relative fair value of warrants	915,616	233,008	364,950	1,513,574
The assumptions used within the Black-Scholes option pricing model were determined as follows:
Expected share price volatility: The Company’s expected volatilities are based on historical volatility of the Company’s stock from April 2006 through July 2007. Management utilized the historical volatility of representative public companies to determine the reasonableness of the estimate based on the Company’s history and noted only a 2% difference. Therefore, management used the volatility history despite the Company’s short trading history.
Risk free interest rate: The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury bills with an equivalent term.
Expected term: The Company’s expected term is based on the contractual term of the warrants.
Dividend yield: The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. The Company currently pays no dividends and does not expect to pay dividends in the foreseeable future.
We added the following disclosure in Note 7 of March 2007 Form 10-QSB (Amendment No. 2):
“The fair value of the warrants issued in May through November 2006 in connection with the purchase of common stock has been allocated on a relative fair value basis between the value of the common stock and the warrants issued using the Black-Scholes —Merton option pricing model with the following assumptions: a risk-free interest rate of 4.50%, no dividend yield, a volatility factor of 82.57% and a contract life of one year.”
Warrants issued to the note holders and placement agent in conjunction with convertible notes contracts we entered into in March 2007 were valued using the binomial valuation model. Please refer to response to comment number 20 for assumptions used in the model.

18.	To segregate the warrant issuance by fiscal period, please disclose the number of warrants issued between May 5, 2006 and September 30, 2006 and October, 2006 and November 29, 2006.

Response: Table in Note 7 of March 2007 Form 10-QSB (Amendment No. 2) has been revised as follows:

	Number of	Exercise	Expiration	Fair Value	Recognized
	Shares	Price	Date	at Issuance	As
Outstanding at March 31, 2006	—			—
Granted in connection with Common Stock Purchase	2,825,000	1.00	May-June 2007	$915,616	Additional Paid in Capital

Outstanding at June 30, 2006	2,825,000			915,616
Granted in connection with Common Stock Purchase	782,000	1.00	July-Sept 2007	233,008	Additional Paid in Capital

Outstanding at September 30, 2006	3,607,000			1,148,624
Granted in connection with Common Stock Purchase	2,500,000	1.00	November 2007	364,950	Additional Paid in Capital

Outstanding at December 31, 2006	6,107,000			1,513,574

Granted in connection with convertible notes — Series A	7,246,377	1.21	March 2012	3,235,563	Discount to notes payable

Granted in connection with convertible notes — Series B	21,578,948	0.90	March 2012	12,673,748	Discount to notes payable
Granted in connection with placement service	507,247	0.69	March 2012	250,112	Deferred financing cost
Granted in connection with placement service	1,510,528	0.57	March 2012	940,008	Deferred financing cost

Outstanding at March 31, 2007	36,950,100			$18,613,005

A similar table has been included in Note 7 of the June 2007 Form 10-QSB.

19.	Please disclose significant terms of the warrants and the nature of the transactions whereby you issued warrants during fiscal 2007 and how you accounted for the warrants, consistent with paragraph 65 of SFAS 123R. Tell us your evaluation of SFAS 133 and EITF 00-19 in determining the appropriate accounting for the warrants. You may refer to Section II B of the SEC staff’s Current Issues and Rulemaking Projects, dated November 30, 2006 available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Response: We disclosed significant terms of the warrants we issued in 2007 in conjunction with convertible notes in Note 6 and Note 7 of March 2007 Form 10-QSB (Amendment No. 2) and Note 6 and Note 7 of June 2007 Form 10-QSB. The disclosures are as follows:

“During March 2007, in conjunction with the issuance of $17,300,000 in convertible debt, the board of directors approved the issuance of Warrants (as described in Note 6 above) to purchase shares of the Company’s common stock. The 7,246,377 series A warrants and the

21,578,948 series B warrants are exercisable at $1.21 and $0.90, respectively and expire in March 2012. In addition, in March 2007, as additional compensation for services as placement agent for the convertible debt offering, the Company issued the Advisor Warrants, which entitle the placement agent to purchase 507,247 and 1,510,528 shares of the Company’s common stock at exercise prices of $0.69 and $0.57 per share, respectively. The Advisor Warrants expire in March 2012.
The Warrants (including the Advisor Warrants) are classified as a liability as required by SFAS No. 150, due to the terms of the warrant agreement, which contain a cash redemption provision in the event of a Fundamental Transaction (as defined in Note 6). The Warrants are measured at the fair value both initially and in subsequent periods. Changes in fair value of the Warrants are recorded in the account “gain/(loss) on fair market value of warrant liability” in the accompanying consolidated statements of operations. Please refer to Note 6 for the assumptions used in calculating the fair value of the Warrants.
The material terms of the Warrants are as follows:
Exercise of Warrant and Exercise Price.
The Warrants may be exercised by the holder on any day on or after issuance, at the holder’s election in cash or, as to the Series A warrants, the holder may decide to elect to receive upon such exercise the net number of shares of common stock pursuant to a cashless exercise based on a formula, considering the then current market value of the Company’s common stock, only if such shares issuable have not been registered.
If the Company issues or sells, or is deemed to have issued or sold, any shares of common stock for a consideration per share less than a price equal to the exercise price in effect immediately prior to such issue or sale or deemed issuance or sale, then immediately after such dilutive issuance, the exercise price then in effect shall be reduced to an amount equal to the new issuance price. Upon each such adjustment of the exercise price, the number of Warrant shares shall be adjusted to the number of shares of common stock determined by multiplying the exercise price in effect immediately prior to such adjustment by the number of Warrant shares acquirable upon exercise of the Warrants immediately prior to such adjustment and dividing the product thereof by the exercise price resulting from such adjustment. In addition, the Company shall reduce the exercise price and increase the number of Warrant shares proportionately in the event of a stock split, stock dividend or recapitalization.
Fundamental Transaction.
In the event that the Company directly or indirectly consolidates, merges into another entity or allows another person to purchase more than 50% of the outstanding shares of common stock and that entity is a publicly traded corporation that does not assume the Warrants, then the holder may request the successor entity to pay cash to the holder equal to the Black-Scholes value of the remaining unexercised portion of warrants on the date of the Fundamental Transaction.”

20.	Please tell us and disclose, consistent with SFAS 123R, the valuation method and assumptions used to value each issuance of warrants. Tell us the underlying fair value of the common stock used in each calculation and the calculated fair value for each warrant issuance. Reconcile the individual valuations to your disclosure that the total valuation is only $1,106,000. Tell us why you used a relative fair value model for each issuance. Also tell us why you used an expected life of one year for the 5 year warrants.

Response: Please refer to response to comment #17 for explanation of valuation method, assumptions used and other details for warrants issued in 2006 in connection with the purchase of common stock.

The warrants issued prior to March 2007 have been evaluated for classification under the guidance contained in SFAs 150 as well as EITF00-19 and determined to be equity instruments. The allocation was presented for informational purposes only as the warrants were issued with common stock and the net accounting is therefore all within additional paid in capital. Management’s intent was to give financial statement users information to enable them to assess potential discounts given from the trading price in these transactions which is not readily apparent as the warrants and related common stock were sold as a unit.

The total valuation of the warrants of $1,106,000 has been recalculated and the disclosure relating to the valuation methods and assumptions used have been revised. Please refer to response to comment #17 for the revised fair value, valuation methods and assumptions used for the 2006 warrants. Please note that an expected life of one year was used in our revised valuations for the 2006 warrants because they all had an expiration date of one year from issuance. The revised fair value, valuation methods and assumptions used for the March 2007 warrants are detailed below. Included in the detail is an implied term at issuance of five years because these warrants all had an expiration date of five years.

The fair value of the warrants issued in March 2007 in connection with the issuance of convertible debt was computed using a binomial valuation model per the following disclosure which we included in Note 6, Convertible Notes, in our March 2007 Form 10-QSB/A and June 2007 Form 10-QSB.

The value of the Warrants (including the “Advisor Warrants”) was estimated using a binomial valuation model with the following assumptions:

		As of	As of
	At Issuance	March 31, 2007	June 30, 2007
Implied term (years)	5.0	4.9	4.7
Suboptimal exercise factor	2.5	2.5	2.5
Volatility	82%	82%	72%
Dividend yield	0%	0%	0%
Risk free interest rate	4.54%	4.54%	4.92%

The Warrants (including the Advisor Warrants) are classified as a liability, as required by SFAS No. 150, due to the terms of the warrant agreement which contains a cash redemption provision in the event of a Fundamental Transaction (as defined below). The Warrants are measured at fair value both initially and in subsequent periods. Changes in fair value of the Warrants are recorded in the account “gain/(loss) on fair market value of warrant liability” in the accompanying consolidated statements of operations.
Fair values of warrants at issuance, March 31, 2007 and June 30, 2007 are as follows:

		As of	As of
	At Issuance	March 31, 2007	June 30, 2007
Implied term (years)	5.0	4.9	4.7
Suboptimal exercise factor	2.5	2.5	2.5
Volatility	82%	82%	72%
Dividend yield	0%	0%	0%
Risk free interest rate	4.54%	4.54%	4.92%
Options, page F-8
21.	We note that you estimated the fair value of the options granted to purchase 37,500,000 shares of common stock at $7,902,253. We further note on page F-23 that you disclose that the fair value of these options was $82,253 and that you recorded $52,637 related to these options. Please tell us why you only recorded $52,637.

Response: The amount of $7,902,253 was an error in our disclosure. The option was originally valued at $82,253 using the Black Sholes model which was to be amortized over the service period. The amortization expense for fiscal year 2006 was $52,637.

In Amendment No. 3 to the Form 10-KSB, the Company recorded an additional compensation expense of $16.8 million related to the option granted to the President and a director to purchase 37.5 million shares of the Company’s common stock. The original Black Scholes model used $0.002 as fair value of common stock, based on the most recent sale of our common stock prior to the issuance date. However, shortly after the grant dates of these options, the Company’s shares traded at a significantly higher value. Management revised the assumptions used in the Black Scholes model, most notably increasing the share price from $0.02 to $0.70 per share, based upon a valuation of the Company’s share price, resulting in an additional $16.8 million of compensation expense. The valuation was performed by management with the assistance of a third party valuation specialist. Please refer to response to comment number 22 for valuation method and assumptions used.

22.	Please refer to prior comment 27. You responded that the underlying fair value of your common stock used in calculating the fair value of the stock options granted to Mr. Xie and Mr. Young on March 1, 2006 was $0.002272727 based upon the most recent sale of your common stock prior to the issuance date. That sale took place on August 23,2005. This date is more than 6 months prior to the date upon which you granted the options. We note that your common stock began to trade on the OTC Bulletin Board on March 9, 2006 at a price of $1.00. During March 2006, the high price was $1.10 and the low price was $0.66. Please provide us with additional information to explain why $0.002272727 is the fair value of your common stock on March 1, 2006. Discuss the nature of the significant events that occurred between August 23, 2005 and March 1,2006 and their impact on the fair value of the company. Further, discuss the nature of the significant events that occurred between March 1, 2006 and March 9, 2006 and their impact on the fair value of the company in explaining the significant increase in the stock price from $0.002272727 to $1.00. Given the significance of the option grant, please also discuss why you did not perform a separate valuation of the fair market value of your common stock as of the date of grant.

Response: In response to the Staff’s comment, the Company engaged an independent valuation firm to assist management with the valuation of the fair market value of its common stock as of the date of the grant. The fair value was calculated to be $0.70 per share. Our financial statements for the fiscal year ended September 30, 2006, quarters ended December 31, 2006 and March 31, 2007 have been restated to reflect the revised compensation expense.

The fair value of the equity of the Company was determined by management, with the assistance of a third party valuation firm, to be $55.5 million, or $0.70 per common share. Management used a simple weighted average (50/50) of the Income Approach, Discounted Cash Flow Method, and Market Approach, Guideline Public Company Method. There were no discounts taken for this determination of the equity value of Solar Enertech.

For the Income Approach, management utilized a five year forecast of income and expenses, including capital expenditures, to determine debt-free cash flow. Management used a multiple of 2.9 times 2010 forecasted revenue to determine a terminal value for the Company. The multiple of 2.9 was based upon the median 2008 business enterprise value to revenue multiple of three comparable public companies in the same industry as Solar Enertech, and of similar size. The discrete cash flows and the terminal value were present-valued using a discount rate of fifty percent. The discount rate was based upon guideline discount rates for early stage companies from the AICPA Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The sum of the present values of the discrete cash flows plus the terminal value determined the business enterprise value of the Company. “Net Debt” was subtracted from the business enterprise value to determine the value of equity of the Company.

For the Market Approach, management used the same three guideline public companies that were used for the terminal value multiple to determine 1) a revenue multiple for the twelve months trailing the Valuation Date of March 1, 2006, 2) a revenue multiple for 2007, and 3) a revenue multiple for 2008 (the same multiple used to determine the terminal value of the Company). As Solar Enertech had no revenue for the trailing twelve months prior to the Valuation Date, management relied upon the revenue multiples for 2007 and 2008. Management applied the multiples to the revenue forecast of Solar Enertech for the years 2007 and 2008, and determined an equity value for the Company as an equally weighted average sum of the two multiples.

23.	Please tell us and revise your filing to provide a brief discussion on how you determined the assumptions used within the Black-Scholes option pricing model.

Response: Under an agreement dated March 1, 2006, the current President and CEO of the Company was granted an option to purchase a total of 36 million shares of common stock directly from a former officer at a price of $0.0001 per share. Additionally, under another agreement dated March 1, 2006, a current director has the right and option to purchase a total of 1.5 million shares of common stock of the Company directly from such former officer at a price of $0.0001 per share.

We disclosed in Note 14 of September 2006 Form 10-KSB/A the following:

The fair value of the options granted under the option agreements to the President and CEO and a director was estimated using the Black-Scholes stock price valuation model with the following assumptions:
•	Volatility of 82.57%

•	Risk- free interest rate of 4.65%

•	Expected lives — 4 years

•	No dividend yield

•	Market value per share of stock on measurement date of $0.70.
We also disclosed in Note 2 of September 2006 Form 10-KSB/A, Summary of Significant Accounting Policies, the following assumptions we used in determining fair value of options:

“Determining Fair Value
Valuation and amortization method — The Company estimates the fair value of stock options granted using the Black-Scholes-Merton optionpricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.
Expected Term —The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding.
Expected Volatility— The Company’s expected volatilities are based on historical volatility of the Company’s stock, adjusted where determined by management for unusual and non-representative stock price activity not expected to recur. Due to the limited trading history, we also considered volatility data of guidance companies.
Expected Dividend —The Black-Scholes-Merton valuation model calls for a single expected dividend yield as an input. The Company currently pays no dividends and does not expect to pay dividends in the foreseeable future.
Risk-Free Interest Rate— The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.
Estimated Forfeitures— When estimating forfeitures, the Company uses the average historical option forfeitures over a period of four years.”
The following is detail discussion on assumptions we used in calculating fair value of options:
Volatility
The Company’s stock started trading in March 2006, and therefore the Company does not have sufficient historical data to be consistent with the expected life. Statement of Financial Accounting Standards 123(R), Share-Based Compensation, indicates that for public companies, if the length of time the entity’s shares have been publicly traded is shorter than the expected or contractual term of the option, the term structure of volatility for the longest period for which trading activity is available generally should be used. However, if the period for which the availability of data is very short (e.g., less than two years, as discussed in SAB Topic 14.D, footnote 64, reproduced in Section S7.3.2.5), it may not be appropriate to use the entity’s historical data in estimating expected volatility and the use of historical or current data for “guideline companies,” may be appropriate.
Accordingly we reviewed the volatilies of “guideline companies” and noted that the volatility used by the Company was consistent with the volatility of guideline companies (i.e., within two percentage points) and therefore we concluded that our estimate of volatility was reasonable.

Risk- free interest rate
Risk free interest rate was derived from a 4- year daily treasury yield curve rate on March 1, 2006, the date of stock option grant.
Expected life
The options have a 4 year term. Due to lack of historical data, we ran the Black-Scholes model using different expected weighted average lives: 2 years and 4 years. The fair value calculated using 2 different lives resulted in an immaterial difference. We therefore used contractual life, a more conservative number, in our Black Scholes model.
Dividend yield
The Company has not paid dividend and does not expect to declare dividend in the near future.
Market value of stock on measurement date
In response to the Staff comment, the Company engaged an independent valuation firm to assist management in estimating the fair value of the Company’s stock on the measurement date. The value arrived at was $0.70 per share. Please refer to response to comment number 22 for discussion of valuation method and assumptions used.
Note 8. Commitments and Contingencies, page F-9
24.	Please refer to prior comment 28. We note from your response that you do not consider research and development to be a significant accounting policy. Please explain to us how you considered this statement since you are currently in the development stage.

Response: We have added disclosure on our accounting policy regarding research and development. We have added the following disclosures to Note 3 of our June 2007 Form 10-QSB, Note 2 of our March 2007 Form 10QSB/A and Note 1 of our December 2006 Form 10QSB/A:

“Research & development expense

Expenditures for research activities relating to product development are charged to expense as incurred.”

25.	We note from page 9 of your Amendment 2 to Form 10-QSB for the Quarter ended December 31, 2006 that you disclose that you committed to fund activities under this arrangement until 2011 for $3.8 million. We note that you disclose within this amendment that you will fund activities under this arrangement until 2011 for $4.5 million. Please reconcile.
Response: Based on Joint R&D Laboratory Agreement entered into on December 15, 2006 by the Company and Shanghai University (please refer to Form SB2 Appendix 10.19), “Solar will invest no less than RMB5million each year for the first three years; and no less than RMB30 million cumulatively for the first five years”. The agreement further states that “no less than RMB3,000,000 will be invested in five years specifically RMB4,000,000 for the first year, and then from year 2 to 5, RMB5,600,000, RMB6,400,000, RMB6,400,000 and RMB7,600,000.”
The following table summarizes the payment commitment:

Year	RMB	Exchange rate	UD$
2007	4,000,000	7.75	516,000
2008	5,600,000	7.75	723,000
2009	6,400,000	7.75	826,000
2010	6,400,000	7.75	826,000
2011	7,600,000	7.75	981,000

Total	30,000,000		3,872,000

Our original disclosure in the Registration Statement was incorrect. We have revised the disclosure in the overview section of Management's Discussion and Analysis in the Registration Statement, Note 8 of our March 2007 Form 10QSB/A and Note 5 of December 2006 Form 10QSB/A.
Disclosures in the March 2007 Form 10-QSB/A and June 2007 Form 10-QSB were also updated to exclude amounts which were paid during the year. Disclosure in June 30, 2007 Form 10-QSB is a follows:
“Pursuant to a joint research and development laboratory agreement with Shanghai University, dated December 15, 2006 and expiring on December 15, 2016, Solar Enertech is committed to fund the establishment of laboratories and completion of research and development activities, as follows:

Year	Amount
2007 (remaining balance)	$403,000
2008	723,000
2009	826,000
2010	826,000
2011	981,000

Total	$3,759,000

The agreement is for shared investment in research and development on fundamental and applied technology in the fields of semi-conductive photovoltaic theory, materials, cells and modules. The agreement calls for Shanghai University to provide equipment, personnel and facilities for joint laboratories. Solar Enertech will provide funding, personnel and facilities for conducting research and testing. Research and development achievements from this joint research and development agreement will be available to both parties. Solar Enertech is entitled to intellectual property rights including copyrights and patents obtained as a result of this research.
Expenditures under his agreement will be accounted for as research and development expenditures under Statement of Financial Accounting Standard #2 – ‘Accounting for Research and Development Costs’ and expensed as incurred.
The Company has incurred $7,000 for the quarter ended June 30, 2007 and $113,000 for the nine months ended June 30, 2007.”
Note 9. Restatements, page F-9
26.	Please refer to prior comment 8. We note that you removed you prior disclosure regarding the restatements. We also note that the disclosure of the new restatement does not provide numerical information, Please revise to include the disclosures required by paragraph 26 of SFAS 154 for each of your restatements.

Response: We have revised our disclosure. Please refer to the revised disclosure in our September 2006 Form 10-KSB (Amendment No. 3). We used the same format to disclose the restatements in our December 2006 Form 10-QSB/A, March 2007 Form 10-QSB/A and June 2007 Form 10-QSB.

NOTE 14 — RESTATEMENTS
On August 15, 2007, the Company filed a Current Report on Form 8K based on our conclusion that our previously issued financial statements for the year ended September 30, 2006 and for the quarters ended December 31, 2006 and March 31, 2007 should no longer be relied upon and should be restated based on identified errors. The impact of the adjustments on the consolidated balance sheet as of September 30, 2006 and the statements of operations for the year ended September 30, 2006 and the period from inception (July 7, 2004) through September 30, 2006 are summarized and explained in detail as follows:

	Original Form
	10-KSB	Adjustments	Note	Amendment No. 3

Balance Sheet — September 30, 2006
Accounts payable and accrued liabilities	$64,766	$2,118,523	B	$2,183,289
Accounts payable and accrued liabilities, related parties	$58,168	$31,124	C	89,292
Additional paid in capital	$3,664,817	$25,099,338	D	28,764,155
Deficit accumulated during development stage	$(689,326)	$(27,248,983)	A	(27,938,309)

Statement of Operations

For the Year ended September 30, 2006
Selling, general and administrative expense	$633,290	$27,248,983	A	$27,882,273
Net loss	$(638,919)	$(27,248,983)	A	$(27,887,902)
Net loss per share — Continuing operations	$(0.01)	$(0.37)	A	$(0.38)

Statement of Operations

From inception (July 7, 2004) through September 30, 2006
Selling, general and administrative expense	$633,290	$27,248,983	A	$27,882,273
Net loss	$(689,326)	$(27,248,983)	A	$(27,938,309)

Note A
Under an agreement dated March 1, 2006, the current President and CEO of the Company was granted an option to purchase a total of 36 million shares of common stock directly from a former officer at a price of $0.0001 per share until February 10, 2010. The options granted under the agreement vest in 3 equal installments over a period of 2 years, with the first installment vesting on March 1, 2006, and the remaining options vesting on March 1, 2007 and March 1, 2008, respectively. Additionally, under another agreement dated March 1, 2006, a current director has the right and option to purchase a total of 1.5 million shares of common stock of the Company directly from such former officer at a price of $0.0001 per share until February 10, 2010. The options granted under the agreement vested immediately. In July 2006, the President and CEO exercised a portion of his option and acquired 10.75 million shares of common stock from the former officer and subsequently transferred 5.75 million shares to various employees of Infotech Shanghai. The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“FAS 123R”) on January 1, 2006. FAS 123R requires the Company to record compensation expense for shares transferred from a related party to employees of the Company for services provided to the Company.
We made the following three adjustments related to these transactions:
1.	The fair value of the options granted under the option agreements to the President and CEO and a director was estimated using the Black-Scholes stock price valuation model with the following assumptions:
▪	Volatility of 82.57%

▪	Risk- free interest rate of 4.65%

▪	Expected lives — 4 years

▪	No dividend yield

▪	Market value per share of stock on measurement date of $0.70.
The Black Scholes model valued the options at $26,406,296 which is amortized over the service period: $14,435,462 in fiscal year 2006, $8,450,026 in fiscal year 2007 and $3,520,808 in fiscal year 2008. Based on the revised calculation, we increased stock compensation by $14,435,462 in fiscal year 2006.

2.	The fair value of the shares transferred to employees was $10,695,000, using the market price on July 6, 2006, the date of transfer. We recorded $10,695,000 of compensation expense in fiscal year 2006.

3.	The Company recorded an additional compensation expense of $2,118,523, related to withholding tax obligations arising from the exercise of stock options by the President and a US employee.

The above three adjustments increased selling, general and administrative expense, net loss and deficit accumulated during development stage by $27,248,983 for fiscal year 2006. The impact on the earnings per share was a loss of $0.37 per share. The impact on cumulative selling, general and administrative expense and net loss from inception (July 7, 2004) through September 30, 2006 was $27,248,983.
Note B
In conjunction with the adjustment described in Note A, the Company recorded an additional compensation expense of $2,118,523, related to the withholding tax obligations arising from the exercise of stock options by the President and a US employee. Accordingly, accrued liabilities increased by $2,118,523.
Note C
The Company reclassified $31,124 of interest expense on a related party loan from the additional paid in capital account to accrued expense. The loan is due on demand.
Note D
Additional paid in capital was increased by $25,130,462 due to the stock option adjustments described in Note A. The additional paid in capital account was reduced by $31,124 due to the reclassification entry described in Note C. The net impact on additional paid in capital was $25,099,338.
Amendments to Annual Report on Form 10-KSB
We filed our Annual Report on Form 10-KSB on December 26, 2006. Subsequently, we filed Amendment No. 1 on April 10, 2007 and Amendment No. 2 on July 3, 2007. We are currently filing Amendment No. 3 to our Form 10-KSB.
In April 2007, we disclosed that we did not account for options granted to the President and CEO and a director of the Company. We also had not properly accounted for shares transferred from the President and CEO to various employees. In Amendment No. 1, we recorded an additional share based compensation charge of $52,637, calculated using the Black Scholes model, in connection with the options granted to the President and CEO and a director. We also recorded a stock compensation charge of $7,820,000 in connection with the transfer of shares of common stock between the President and CEO and various employees of the Company. The effect of the changes related to accounting for the issues described on our statement of operations from inception through September 30, 2006 was an increase in our net loss attributable to common shareholders of $7,872,637. Basic loss attributable to common shareholders per share from inception through September 30, 2006 was an increase of $0.11. There was no net effect on our balance sheet as of September 30, 2006.
In August 2007, in responding to the second comment letter received from the Securities and

Exchange Commission, we reviewed the stock option transaction and made the following adjustments in Amendment No. 3 to Form 10-KSB:
•	The Company recorded an additional compensation expense of $14.4 million related to the options granted on March 1, 2006 to the current President and a director. The original Black Scholes model used $0.002 as fair value of the common stock, based on the most recent sale of our common stock prior to the issuance date. However, shortly after the grant dates of these options, the Company’s shares traded at a significantly higher value. Management revised the assumptions used in the Black Scholes model, most notably increasing the share price from $0.002 to $0.70 per share based upon a valuation performed by our management. This resulted in significantly higher compensation expense.

•	The Company recorded an additional compensation expense of $2.9 million related to the 5.75 million shares transferred from the President to various officers and employees of Infotech Shanghai. The share price of $1.36 used in the original calculation was based on an incorrect transaction date. The share price used in the revised calculation was $1.86 which resulted in significantly higher compensation expense.

•	The Company recorded a withholding tax expense and liability of $2.1 million related to the exercise of stock option by the President and a US employee.

•	The Company in Amendment No. 3 reclassified imputed interest on a related party loan of $31,000 from additional paid in capital to accrued expense.
Amendment No. 2 to Form 10-KSB was filed on July 3, 2007 in response to the first comment letter received from the Securities and Exchange Commission. We revised the presentation in the statement of operations and enhanced disclosures throughout the document. We made no adjustment to the numbers in Amendment No. 2.
Consolidated Annual Financial Statements, page F-10
Reports of Independent Registered Public Accounting Firm, Page F-10 — F-l1
27.	Please refer to prior comment 30. In making revisions for this comment, we note that the company removed from the first paragraph of the opinion references to an audit for the year ended September 30, 2006. Please include an audit opinion on your statements of operations, cash flows, and changes in stockholder’s equity for the year ended September 30, 2006. Please similarly amend your September 30, 2006 Form 10-KSB for this change.

Response: the Report of Independent Registered Public Accounting Firm has been revised as follows:

“We have audited the accompanying consolidated balance sheets of Solar Enertech Corp. (a development stage company) as at September 30, 2006 and the related consolidated statements of operations, cash flows, and stockholders’ equity for the year then ended. The financial statements for the period from July 7, 2004 (inception) through September 30, 2005, were audited by other auditors whose reports expressed unqualified opinions on those statements. The financial statements for the period July 7, 2004 (inception) through September 30, 2005, include total revenues and net loss of $0 and $50,407, respectively. Our opinion on the statements of operations, stockholders’ equity, and cash flows for the period July 7, 2004 (inception) through September 30, 2006, insofar as it relates to amounts for prior periods through September 30, 2005, is based solely on the report of other auditors. These financial statements are the responsibility of Solar Enertech’s management. Our responsibility is to express an opinion on these financial statements based on our audits.”

28.	Please tell us why you removed the ‘/s/’ from the signatures on the audit reports. Please note that your auditors’ reports should include conformed signatures that are consistent with the guidance provided in Item 302 (a) of Regulation S-T. Please also tell us why you present the name of Morgan & Company within quotes on page F-l1.

Response: The signatures on the auditors’ reports have been revised to indicate a conformed signature. The quotation marks have been removed from the name of Morgan & Company.
Note 1. Organization and Nature of Operations page F-16
29.	Please refer to prior comment 33. Please revise your filing to include the going concern disclosures related to fiscal year 2005 which are referred to in the audit opinion on page F-l1. Refer to AU Section 531.

Response: In response to the Staff’s comment, we have added the following going concern disclosure to the September 2006 Form 10-KSB/A in the summary of significant accounting policies, Note 1 to our financial statements.

Going Concern:

Our previous auditors, Morgan & Company, Chartered Accountants, as a result of the Company’s operating losses and accumulated deficit combined with the Company’s dependence on external financing to continue operations, included a going concern emphasis in their auditors’report dated November 23, 2005, which covered the period from July 4, 2004 to September 30, 2005. During the fiscal year ended September 30, 2006 (“fiscal 2006”), we received cash proceeds of $600,000 from the issuance of notes payable, a cash advance of $450,000 from a related party and cash proceeds of $3.6 million from the sale of common stock and warrants. These cash infusions were sufficient to allow the Company to continue operations through fiscal 2006 and alleviated the conditions that led to our former auditors including a going concern emphasis in their auditor’s report. As of the end of fiscal 2006, the Company had $2.8 million of cash and cash equivalents, which combined with expected cash flows from operations and expected additional financing, we believe will be sufficient allow the Company to continue operations through fiscal 2007.
Note 2. Summary of Significant Accounting Policies, page F-16

Principles of Consolidation and Basis of Accounting, page F-16.
30.	Please refer to prior comments 35-36. We note from your response and disclosures within the filing that Infotech (Shanghai) Solar Technologies Ltd. (Infotech) is controlled by your President and CEO. Please tell us and revise your filing to explain to us why it was appropriate to record your initial measurement of this entity’s assets, liabilities, and non-controlling interests at fair value considering your President and CEO’s ownership in Infotech. Cite any other accounting literature upon which you relied and how you applied that literature to your situation. Refer to the guidance in paragraph 18 of FIN 46(R) and by analogy to SFAS 141.

Response: Upon further analysis we believe that, consistent with FIN 46R, paragraph 20, the Company should initially measure the assets transferred to Infotech at the same amounts at which the assets would have been measured if they had not been transferred. Accordingly, the Company has revised the September 2006 Form 10-KSB/A (Note 2), December 2006 Form 10-QSB/A (Note 1), March Form 10-Q-SB/A (Note 2).

Please refer to the following for revised disclosure:

Principles of consolidation and basis of accounting

“These consolidated financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States of America, and include the accounts of Solar Enertech and its wholly-controlled variable interest entities, Infotech (Hong Kong) Solar Technologies Ltd (“Infotech HK”) and Infotech (Shanghai) Solar Technologies Ltd (“Infotech Shanghai”). Collectively the variable interest entities are referred to in these financial statements as “Infotech”. Infotech HK is the holding company for Infotech Shanghai. Infotech HK does not have any investments or operations separate from Infotech Shanghai. All material intercompany accounts and transactions have been eliminated. The minority interests in Infotech were not significant at June 30, 2007 and as a result no minority interest balance is reflected in these financial statements.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity with an ownership, contractual or other financial interest held by a primary beneficiary that is determined by control attributes other than a majority voting interest. The Company’s contractual, financial and operating relationships with Infotech make the Company the primary beneficiary of Infotech’s losses, which are expected to extend into fiscal 2008 at the earliest, and any residual returns thereafter. Upon consolidation, the primary beneficiary records all of the VIE’s assets, liabilities and non-controlling interests as if it were consolidated based on a majority voting interest.”

31.	Please refer to prior comments 35 and 36. To assist us in understanding your analysis of the accounting for Infotech(Shanghai) Solar Technologies, please provide us with a summary description of the significant terms of the agreement included as Exhibit 10.1 in your Form 8-K/A dated July 19, 2006. This summary should explain how the agreement operates for both parties and should be consistent with the agreement filed as an exhibit. Similarly, your disclosure should be revised to also discuss the significant terms of the agreement. For example, please summarize the terms of reimbursement of expenses under Section3.01 of the agreement. Please also summarize the term of the agreement and the rights of termination under Article 4.

Response: We have revised September 2006 Form 10-KSB/A (Note 2), December 2006 Form 10-QSB/A (Note 1), March Form 10-Q-SB/A (Note 2) to include the significant terms in the Agency Agreement and rights of termination under Article 4.

“Under an Agency Agreement dated April 10, 2006, the Company engaged Infotech to undertake all activities necessary to build a solar technology business in China, including the acquisition of manufacturing facilities and equipment, employees and inventory. Because the
Company and Infotech share the same managers and staff and the Company provides Infotech’s sole source of financial support, the companies effectively operate as parent and subsidiary. Infotech is not compensated for its services as agent; however, the Company is required to reimburse Infotech for the normal and usual expense of managing the Company’s business activities as contemplated by the agreement.

Under the terms of the Agency Agreement, the Agency Agreement continues through April 10, 2008 unless earlier terminated, and continues month to month thereafter unless otherwise terminated. The Company may terminate the agreement at any time. While the Agency Agreement does not specifically provide the right for Infotech Shanghai to terminate the agreement, after expiration of the initial term on April 10, 2008, Infotech Shanghai may presumably terminate the Agency Agreement by electing not to continue. Upon termination of the agreement, (i) Infotech Shanghai is obligated to return any funds advanced by the Company for future expenses and deliver to the Company a final accounting of expenses incurred on behalf of the Company along with associated books and records and (ii) the Company is obligated to pay Infotech Shanghai any outstanding amounts owed to Infotech Shanghai. Upon termination of the Agency Agreement, shareholders of the Company would not have rights to the net assets of Infotech Shanghai which exist independent of the Agency Agreement. However, any property, plant and equipment purchased or constructed on behalf of the Company under the Agency Agreement which were funded by the Company are legally owned by the Company and not by Infotech Shanghai and therefore while the Agency Agreement does not specifically provide for the transfer of any of the net assets of Infotech Shanghai, under general principals of agency law Infotech Shanghai would be required to transfer such assets to the Company upon request.

While Infotech is not a subsidiary of the Company, under Chinese law, funds held by Infotech for the operation of the Company’s business can be transferred from Infotech pursuant to an agreement such as the existing Agency Agreement. We are not aware of any significant currency or other restrictions on Infotech’s ability to perform under the Agency Agreement.”

32.	In this regard, please explain why you state in the seventh paragraph of your response that the company “absorbs all losses and residual returns of Infotec Shanghai.” We note similar disclosure in the second paragraph of this note. Based upon the agreement, it appears that you are only required to reimburse Infotech Shanghai for those expenses incurred by them on your behalf and there is no obligation to absorb any costs beyond those incurred by them for you in their capacity as your agent. In addition, we noted no provisions in the agreement referring to your ability to receive any returns of the entity. Please tell us the basis for your statements and provide an updated analysis of FIN 46R. This analysis should include your consideration of the 100% shareholder of Infotech Shanghai, your CEO.

Response: Please refer to the response to item 31 above, and in addition to Sections 2.04, 3.01 and 3.04 of the Agency Agreement which obligate Solar to underwrite all costs to conduct its business in China. In effect, this section requires Solar to fund the purchase of all of its assets located in China and to absorb all of the expected losses incurred on Solar’s behalf. While the Agency Agreement does not specifically address future expected returns, Solar’s legal counsel has opined that the standard application of agency law would attribute these returns to the Company as well. With respect to costs being incurred by Infotech beyond those in its capacity as agent for Solar, Solar has no responsibility to absorb such expenses however such expenses have been negligible to date as substantially all of Infotech’s activities have been and are being conducted on belf of and for the benefit of Solar Enertech. Infotech does not act as an agent for any other entities and has no other business operations of which management is aware of.

FIN 46R, paragraph 22 clarifies that the primary beneficiary, which we believe is Solar, should 1) apply ARB51 to the consolidation of VIE’s and 2) after the initial measurement, account for the assets, liabilities and noncontrolling interests as if the entity were consolidated based on voting interests. To the best of our knowledge, Infotech had no or only token assets on March 1, 2006 when Leo Young became CEO of Solar and as of April 2006 when the Agency Agreement became effective.

In keeping with the spirit of the Agency Agreement, actual cash flows (ie all funding for Infotechs activities as our agent have been funded by Solar effectively creating an intercompany receivable (eliminated in consolidation) which represents Solar’s variable interest in Infotech), and the capacity to absorb Infotech’s substantial expected losses as our agent until fiscal 2008 at the earliest, we believe the value attributable to Mr. Young’s variable interest in Infotech as of March 1, 2006, April 10, 2006 and subsequent periods should be viewed as being very small, approximating zero. On this basis, Solar should consolidate 100% of Infotech’s assets, liabilities and results of operations.

We have added the following disclosures to our March Form 10-Q-SB/A (Note 2):

“All of the Company’s business activities conducted in China are carried out by Infotech. As of March 31, 2007 total assets held by Infotech as agent for Solar Enertech amounted to $12 million and total advances and reimbursements made to date from the Company to Infotech totaled $12.9 million which effectively represents an intercompany receivable to the Company from Infotech Shanghai which is eliminated during consolidation. Infotech’s principal undertaking during this period was to construct manufacturing facilities for Solar Enertech. Infotech’s operating expenses on behalf of Solar Enertech for the quarter ended March 31, 2007 totaled $135,163. Infotech’s only debt consisted of advances received from the Company.”

Similar disclosure has been added to September 2006 Form 10-KSB/A (Note 2), December 2006 Form 10-QSB/A (Note 1) and June 2007 Form 10-QSB (Note 3).

33.	Additionally, paragraph eight of your response notes that Infotech Shanghai, which is wholly owned by your CEO has total assets of $l2.07 million and liabilities of $1.4 million. “The significant assets included 5.06 million in cash, 1.22 million in inventory, 2.73 million in prepaid expenses, $2.79 million for construction in progress and $0.22 million in fixed assets. Liabilities included deferred income of $778,000, a loan in the amount $450,000 and account payable for approximately $174,000.” It appears that there is no amount payable by Infotech Shanghai to the company. Please explain how Infotech Shanghai obtained the assets on its books. To the extent that assets or cash were transferred between the company and Infotech Shanghai, please explain how the transactions were recorded and why with reference to the appropriate provisions of the agreement. Tell us the nature of any legal rights that Infotech Shanghai and the company may have to those assets and the basis for your conclusions.

Response: Please refer to the response to item 31 and 32 above, and in addition Sections 2.04, 3.01 and 3.04 of the Agency Agreement which obligate Solar to underwrite all costs to conduct its business in China. In effect, this section requires Solar to fund the purchase of all of its assets located in China and to absorb all of the expected losses incurred on Solar’s behalf. As a practical matter, the funds Solar has transferred to Infotech (Shanghai) have been delivered through Infotech (Shanghai)’s holding company, Infotech (Hong Kong). Solar has treated both of these entities as variable interests and has eliminated intercompany accounts in consolidation.

Substantially all of the assets of Infotech were acquired by Infotech using advances from Solar. Through June 30, 2007 Solar advanced $21 million to Infotech and $20 million of which was used to acquire assets on behalf of Solar and $1 million which has been used to fund Solars operations in China. Internally Solar has recorded these as advances to Infotech consistent with form and intent of the agency agreement that Solar owns all assets purchased by Infotech using funds provided by Solar. This intercompany receivable (eliminated in consolidation) effectively represents Solar’s investment in its China operations being conducted on its behalf by Infotech and represents Solar’s variable interest in Infotech.

Upon termination of the agreement, (i) Infotech (Shanghai) is obligated to return any funds advanced by Solar for future expenses and deliver to Solar a final accounting of expenses incurred on behalf of Solar along with associated books and records and (ii) Solar is obligated to pay Infotech (Shanghai) any outstanding amounts owed to Infotech (Shanghai). Upon termination of the Agency Agreement, net shareholders of Solar would not have rights to the net assets of Infotech (Shanghai) which exist independent of the Agency Agreement. However, any property, plant and equipment purchased or constructed on behalf of Solar under the Agency Agreement which were funded by Solar are legally owned by Solar and not by Infotech (Shanghai) and therefore while the Agency Agreement does not specifically provide for the transfer of any of the net assets of Infotech (Shanghai), under general principals of agency law Infotech (Shanghai) would be required to transfer such assets to Solar Enertech upon request.

34.	As noted above, we note provisions in the agreement for funds to be transferred from Infotech Shanghai to the company except in the case of funds that had been advanced. Please revise the fourth paragraph of this note to clearly explain the conditions under which any funds would ever be transferred from Infotech Shanghai to the company with reference to the appropriate terms in the agreement.

Response: As stated in the Agency Agreement, upon termination of the agreement, Infotech (Shanghai) is obligated to return any funds advanced by Solar for future expenses. The agreement was silent on other conditions under which funds would be transferred from Infotech Shanghai to the Company. We consulted our legal counsel on the matter. We believe that even though the Agency Agreement does not specifically provide for the transfer of any of the net assets of Infotech (Shanghai), under general principals of agency law, Infotech (Shanghai) would be required to transfer such assets to Solar Enertech upon termination of the contract.

We have added the following disclosures to September 2006 Form 10-KSB/A (Note 2), December 2006 Form 10-QSB/A (Note 1) and March Form 10-Q-SB/A (Note 2):

“Upon termination of the agreement, (i) Infotech (Shanghai) is obligated to return any funds advanced by Solar for future expenses and deliver to Solar a final accounting of expenses incurred on behalf of Solar along with associated books and records and (ii) Solar is obligated to pay Infotech (Shanghai) any outstanding amounts owed to Infotech (Shanghai). Upon termination of the Agency Agreement, net shareholders of Solar would not have rights to the net assets of Infotech (Shanghai) which exist independent of the Agency Agreement. However, any property, plant and equipment purchased or constructed on behalf of Solar under the Agency Agreement which were funded by Solar are legally owned by Solar and not by Infotech (Shanghai) and therefore while the Agency Agreement does not specifically provide for the transfer of any of the net assets of Infotech (Shanghai), under general principals of agency law Infotech (Shanghai) would be required to transfer such assets to Solar Enertech upon request.

While Infotech is not a subsidiary of the Company, under Chinese law, funds held by Infotech for the operation of the Company’s business can be transferred from Infotech pursuant to an agreement such as the existing Agency Agreement. We are not aware of any significant currency or other restrictions on Infotech’s ability to perform under the Agency Agreement.”

35.	Please reconcile the disclosures in the fifth paragraph of this note with the eighth paragraph of your response.

Response: We disclosed in the fifth paragraph of Note 2 of September 2006 Form 10-KSB (Amendment No. 2):

“All of Solar’s business activities conducted in China are carried out by Infotech. As of September 30, 2006 total assets held by Infotech as agent for Solar Enertech amounted to $3,523,766. The activities during this period consist primarily of construction of the manufacturing plant being developed as agent for Solar Enertech. Infotech’s operations for the year ended September 30, 2006 included the payment of selling, general and administrative expenses as agent for Solar Enertech amounting to $350,685. Infotech’s only debt consists of advances from Solar Enertech as its agent. Solar Enertech’s creditor have the same recourse against the assets held by Infotech as agent for Solar Enertech as if they were held by Solar Enertech.”

We disclosed in the eighth paragraph of our response to comment No. 35 of the SEC comment letter dated May 16, 2007:

“All of the Company’s business activities conducted in China are carried out by Infotech Shanghai. As of March 31, 2007, Infotech Shanghai has total assets of $12.07 million and liabilities of $1.4 million. Significant assets included 5.06 million in cash, 1.22 million in inventory, 2.73 million in prepaid expenses, $2.79 million for construction in progress and $0.22 million in fixed assets. Liabilities included deferred income of $778,000, a loan in the amount of $450,000 and accounts payable for approximately $174,000. Total operating expenses for Infotech Shanghai for the 6 months period ended March 31, 2007 were approximately $497,000. Significant expenses included salaries and benefits of $138,000, research and development of $106,000, rent of $78,000, office and administrative of
$55,000 and professional fees of $29,000.”

There was an increase in total assets of $8.57 million from $3.5 million at December 31, 2006 to $12.07 million at March 31, 2007. The additional assets were funded by Solar Enertech’s additional financing activities from November 2006 to March 2007.

• In November 2006, we sold 2,500,000 units of common stocks with warrants at $0.60 per unit, for gross proceeds of $1,500,000.

• In March 2007, we entered into a securities purchase agreement to issue $17,300,000 of secured convertible notes.

The majority of cash received from the above financing activities was transferred to Infotech Shanghai for establishing the first production line which was reflected in the increase in assets.

36.	Tell us the rights of the parties to terminate the agreement and the consequences of the termination. Tell us about the rights of the shareholders of the company to the net assets of Infotech Shanghai upon termination. We note Article 4 of the agreement. For example, under that Article it appears that upon termination Infotech Shanghai will not be required to transfer any net assets to the company, such as property, plant and equipment that had been purchased or constructed on behalf of the company.

Response: Under the terms of the Agency Agreement, the Agency Agreement continues through April 10, 2008 unless earlier terminated, and continues month to month thereafter unless otherwise terminated. The Company may terminate the agreement at any time. While the Agency Agreement does not specifically provide the right for Infotech Shanghai to terminate the agreement, after expiration of the initial term on April 10, 2008, Infotech Shanghai may presumably terminate the Agency Agreement by electing not to continue. Upon termination of the agreement, (i) Infotech Shanghai is obligated to return any funds advanced by the Company for future expenses and deliver to the Company a final accounting of expenses incurred on behalf of the Company along with associated books and records and (ii) the Company is obligated to pay Infotech Shanghai any outstanding amounts owed to Infotech Shanghai. Upon termination of the Agency Agreement, shareholders of the Company would not have rights to the net assets of Infotech Shanghai which exist independent of the Agency Agreement. However, any property, plant and equipment purchased or constructed on behalf of the Company under the Agency Agreement which were funded by the Company are legally owned by the Company and not by Infotech Shanghai and therefore while the Agency Agreement does not specifically provide for the transfer of any of the net assets of Infotech Shanghai, under general principals of agency law, Infotech Shanghai would be required to transfer such assets to the Company upon request.

37.	Tell us whether or not you plan to establish a subsidiary in China and the timing of your plans.

Response: The Company is not currently contemplating the establishment of a new subsidiary in China. The Company is in preliminary discussions with its President and Chief Executive Officer with respect to the Company legally acquiring all of the outstanding equity interests in Infotech Shanghai, with the goal to complete such transaction before the end of calendar year 2007.
Note 14. Restatements, page F-22
38.	Please refer to prior comment 41. From the information provided in the March 6, 2006 Form 8-K, it appears that Ms. Blanchard and the other former shareholders of the company retained all of the 72,700,012 common shares, although Ms. Blanchard did issue the options on a portion of those shares. Given your revised disclosure that Ms. Blanchard holds only 26,750,000 shares, please tell us the disposition of the remaining shares.

Response: The Current Report on Form 8-K filed by the Company on March 10, 2006 states in pertinent part:
•	As a result, three former directors, Jean Blanchard, Stephen Lisik and Melissa Blanchard, surrendered a total of 1,447,727 shares for cancellation (out of a total of 3,100,000 shares issued and outstanding) leaving a total of 1,652,273 shares issued and outstanding.

•	The Company then effected a forward stock split on a 44 new shares for one old share basis, which left a total of 72,700,012 shares issued and outstanding.

•	Mr. Young has acquired, from the Company’s former President, Jean Blanchard, the right and option to acquire a total of 36,000,000 common shares of the Company (representing 49.52% of the issued and outstanding shares of the Company).

•	Mr. Xie has also acquired, from the Company’s former President, Jean Blanchard, the right and option to acquire a total of 1,500,000 common shares of the Company (representing 2.06% of the issued and outstanding shares of the Company).
The Current Report is correct as written. Prior to the stock split and the transactions that were reported in the Current Report, the Company had issued a total of 3,100,000 shares of common stock. Of that amount, Ms. Blanchard, her daughter Melissa Blanchard and Stephen Lisik owned 1,700,000 shares, 300,000 shares and 300,000 shares, respectively, for a total of 2,300,000 shares of common stock. These three shareholders surrendered a total of 1,447,727 shares to the Company for cancellation. Subsequent to this action, Melissa Blanchard and Stephen Lisik owned no common stock and Ms. Blanchard continued to own 852,273 shares of common stock. Therefore, of the 1,652,273 shares remaining outstanding after Ms. Blanchard, Melissa Blanchard and Stephen Lisik surrendered their shares of common stock to the Company for cancellation, Ms. Blanchard owned 852,273 shares, which left 800,000 shares in the public float.
All 1,652,273 shares of common stock were then split, with each shareholder receiving 44 shares for every one share owned. Ms. Blanchard received 37,500,012 shares of common stock (852,273 x 44 = 37,500,012) and the holders of the public float received a total of 35,200,000 shares (800,000 x 44 = 35,200,000). Ms. Blanchard subsequently granted an option to Mr. Young to purchase 36,000,000 shares, and an option to Mr. Xie to purchase 1,500,000 shares. If the options are exercised in full, Ms. Blanchard will own 12 shares of common stock.

We reported that Ms. Blanchard holds 26,750,000 shares which represent unvested or unexercised shares granted to Mr. Young and Mr. Xie.
Exhibit 23.2 Consent of Morgan & Company, Chartered Accountant.
39.	Please refer to prior comment 44. We note that your independent auditors have consented to the incorporation by reference of their audit report dated November 23, 2005 that appears in the annual report on Form 10-KSB/A for the year ended September 30, 2005. However, we note that this report is not incorporated by reference and is included within this filing. As previously requested, please provide a currently dated and signed consent of your independent accountants with the filing of your next amendment that gives consent to use of their audit report in the Form SB-2 filing.

Response: Consent from Morgan & Company, Chartered Accountants, has been revised as follows:

“We consent to the incorporation in the Pre-Effective Amendment No. 2 to Form SB-2/A registration statement filed by Solar Enertech Corporation (formerly Safer Residence Corporation) (a development stage company) with the Securities and Exchange Commission of our report of independent registered public accounting firm dated November 23, 2005. We also consent to the reference to us as Experts in the Pre-Effective Amendment No. 2 to Form SB-2/A registration statement.”

The revised consent has been included in Amendment 2 to Form SB2.

40.	Further to the above, please include their consent to the reference to the firm in the experts section.

Response: The consent for Morgan & & Company, Chartered Accountants, has been revised and filed with Amendment No. 2 to our Form SB2. Please refer to our response to comment number 39 relating to the revised consent.
Amendment 2 to Form 10-KSB for the Fiscal Year Ended September 30, 2006
41.	Please refer to prior comment 45. Please amend your annual report to address the comments issued in this letter, as appropriate.

Response: On September 20, 2007, we filed Amendment No. 3 to Form 10-KSB for the year ended September 30, 2006 to address the comments issued in this letter. We have included a redline document to highlight all changes made in the amendment as compared to the previous filing.

Item 8A. Controls and Procedures, page 35
42.	We note your reference to the acting CFO. However the certifications filed in Exhibits 31.2 and 32.2 appear to be from your CFO. Please tell us why you used this language. Please also note that under Item 307 of Regulation S-B, you should disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. You should also provide a separate certification for each of your principal executive and principal financial officers as required by Item 601 (b)(31). Similar comments apply to your December 31, 2006 and March 31, 2007 Forms l0-QSB.

Response: Based on Staff’s comments, we revised Item 8A in Amendment No. 3 to our Form 10-KSB. In June 2006, Ms. Anthea Chung replaced Mr. Frank Xie as the Chief Financial Officer. As required under Item 307 of Regulation S-B, we disclose the conclusions of our principal financial officer regarding the effectiveness of our disclosure controls and procedures. Ms. Chung certified the Amendment No. 3 to the Form 10-KSB.
Exhibit 31.1 and Exhibit 31.2
43.	Please refer to prior comment 47. We note that you changed some punctuation and capitalization in each item, added some words in Items 1, 2 and 4, and excluded certain text required in Items 4 and 4(c) in the certifications required by Exchange Act Rule 13a-14(a). We note similar changes in your December: 1, 2006 and March 31, 2007 Forms l0-QSB. In future filings, these items should be changed to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

Response: We have revised our certifications in Amendment No. 3 to our September 2006 Form 10-KSB, Amendment 3 to our December 2006 Form 10-QSB and Amendment No. 2 to our March 2007 Form 10-QSB.
Amendment 2 to Form 10-QSB for the Quarter December 31, 2006
Item I. Financial Statements, page 4
Notes to Consolidated Financial Statements, page 8
Note 6. Restatement, page 9
44.	Please refer to prior comment 29. Please revise to disclose information similar to your response as a footnote to restatement table.

Response: Please refer to Note 6 of Amendment No. 3 to our December 2006 Form 10-QSB. We have revised our disclosure regarding our restatement as follows:

NOTE 6 — RESTATEMENT
On August 15, 2007, the Company filed a Current Report on Form 8K based on our conclusion that our previously issued financial statements for the year ended September 30, 2006 and for the quarters ended December 31, 2006 and March 31, 2007 should no longer be relied upon and should be restated based on identified errors. The impact of the adjustments on the consolidated balance sheet as of December 31, 2006 and the statements of operations for the quarter ended December 31, 2006 and the period from inception (July 7, 2004) through December 31, 2006 are summarized and explained in detail as follows:

	December 31, 2006 Original			December 31, 2006 (As
	Form 10-QSB	Adjustments	Note	Restated)

Balance Sheet — December 31, 2006
Accounts payable and accrued liabilities	$404,970	$2,118,522	B	$2,523,492
Accounts payable and accrued liabilities, related parties	—	$31,124	C	31,124
Additional paid in capital	$5,222,553	$27,162,492	D	32,385,045
Deficit accumulated during development stage	($1,230,942)	($29,312,137)	A	(30,543,079)

Statement of Operations For the Quarter ended December 31, 2006
Selling, general and administrative expense	$446,245	$2,063,154	A	$2,509,399
Net loss	($541,616)	($2,063,154)	A	($2,604,770)
Net loss per share — Continuing operations	($0.01)	($0.02)	A	($0.03)

Statement of Operations From inception (July 7, 2004) through December 31, 2006
Selling, general and administrative expense	$1,079,535	$29,312,137	A	$30,391,672
Net loss	($1,230,942)	($29,312,137)	A	($30,543,079)
Note A
Under an agreement dated March 1, 2006, the current President and CEO of the Company was granted an option to purchase a total of 36 million shares of common stock directly from a former officer at a price of $0.0001 per share until February 10, 2010. The options granted under the agreement vest in 3 equal installments over a period of 2 years, with the first installment vesting on March 1, 2006, and the remaining options vesting on March 1, 2007 and March 1, 2008, respectively. Additionally, under another agreement dated March 1, 2006, a current director has the right to purchase a total of 1.5 million shares of the Company’ common stock directly from such former officer at a price of $0.0001 per share until February 10, 2010. The options granted under the agreement vested immediately. In July 2006, the President and CEO exercised a portion of his option and acquired 10.75 million shares of common stock from the former officer and subsequently transferred 5.75 million shares to various employees of Infotech Shanghai. The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“FAS 123R”) on January 1, 2006. FAS 123R requires the Company to record compensation expense for shares transferred from a related party to employees of the Company for services provided to the Company.
We made the following three adjustments related to these transactions:

1.	The fair value of the options granted under the option agreements to the President and CEO and a director was estimated using the Black-Scholes stock price valuation model with the following assumptions:
■	Volatility of 82.57%
■	Risk- free interest rate of 4.65%
■	Expected lives — 4 years
■	No dividend yield
■	Market value per share of stock on measurement date of $0.70.
The Black Scholes model valued the options at $26,406,296 which is amortized over the service period: $14,435,461 in fiscal year 2006, $8,450,026 in fiscal year 2007 and $3,520,809 in fiscal year 2008. Based on the revised calculation, we increased stock compensation by $14,435,461 in fiscal year 2006 and $2,063,154 in the quarter ended December 31, 2006.

2.	The fair value of the shares transferred to employees was $10,695,000, using the market price on July 6, 2007, the date of transfer. We recorded $10,695,000 of compensation expense in fiscal year 2006.

3.	The Company recorded an additional compensation expense of $2,118,522, related to withholding tax obligations that arose from the exercise of stock options by our President and an employee who resides in the United States.
For the quarter ended December 31, 2006, the above adjustments increased selling, general and administrative expense and net loss by $2,063,154 representing the current quarter stock-based compensation expense related to the options granted to the President and to a director. The impact on earnings per share was a loss of $0.02 per share. Impact on cumulative selling, general and administrative expense, net loss from inception (July 7, 2004) through December 31, 2006 and deficit accumulated during development stage was $29,312,137.
Note B
In conjunction with the adjustment described in Note A, the Company recorded an additional compensation expense of $2,118,522 related to withholding tax obligations that arose as a result of the exercise of stock options by our President and an employee who resides in the United States. Accrued liabilities increased by $2,118,522 accordingly.
Note C
The Company reclassified $31,124 of interest expense on a related party loan from additional paid in capital account to accrued liabilities. The payable is due on demand.
Note D
Additional paid in capital was increased by $27,193,616 due to the stock option adjustments described in Note A. The additional paid in capital account was reduced by $31,124 due to the reclassification entry described in Note C. The net impact on additional paid in capital was $27,162,492.
Amendments to Form 10-QSB
The Company filed Form 10-QSB on February 14, 2007. Subsequently, we filed Amendment No. 1 on April 10, 2007 and Amendment No. 2 on July 3, 2007. We are currently filing Amendment No. 3 to our Form 10-QSB.
In April 2007, we identified certain accounting errors related to option agreements with employees and other share based compensation, and also determined that we had not properly accounted for certain transactions with and by related parties. Accordingly, share based compensation charges were revised in an amendment to our Form 10-KSB. These revisions have been carried forward in the balance sheet. We further revised stock based compensation expenses for the fiscal quarter ended December 31, 2006. We amended disclosures included in footnote 4 to correct a stock-based compensation charge in connection with an option agreement dated March 1, 2006 between a former officer and director and the Company’s President. The charge was reduced from $49,352 to $9,870. The fair value of the options was calculated using the Black-Scholes valuation model. The assumptions used in the model were subsequently revised in this Amendment No. 3 to our Form 10-QSB for the quarter ended December 31, 2006.
In responding to the second comment letter we received from the Securities and Exchange Commission, we reviewed certain historical transactions incurred prior to September 30, 2006 and made the following adjustments in Amendment No. 3 to the Company’s Form 10-KSB:
•	The Company recorded an additional compensation expense of $14.4 million related to the options granted on March 1, 2006 to the current President and a director. The original Black Scholes model used $0.002 as the fair value of the common stock, based on the most recent sale of our common stock prior to the issuance date. However, shortly after the grant dates of these options, the Company’s shares traded at a significantly higher value. Management revised the assumptions used in the Black Scholes model, most notably increasing the share price from $0.002 to $0.70 per share based upon a valuation performed by our management. This resulted in significantly higher compensation expense.
•	The Company recorded an additional compensation expense of $2.9 million related to the 5.75 million shares transferred from the President to various officers and employees of Infotech Shanghai. The share price of $1.36 used in the original calculation was based on an incorrect transaction date. The share price used in the revised calculation was $1.86 which resulted in significantly higher compensation expense.
•	The Company recorded a withholding tax expense and liability of $2.1million related to the exercise of stock options by the President and an employee residing in the United States.
•	The Company reclassified imputed interest on a related party loan of $31,000 from additional paid in capital to accrued expense.
These revisions have been carried forward in the balance sheet as of December 31, 2006. We have also increased stock based compensation expenses for the fiscal quarter ended December 31, 2006 by $2.1 million.

We have adopted the same format for disclosure regarding restatements in September 2006 Form 10-KSB/A, March 2007 Form 10-QSB/A and June 2007 Form 10-QSB.

45.	Please amend your quarterly report on Form 10-QSB for the quarter ended March 31, 2007, as necessary, to address the comments issued in this letter.

Response: Form 10-QSB for the quarter ended March 31, 2007 has been amended to address the comments issued in this letter. We include a redline document of Amendment No 2 to our March 2007 Form 10-QSB to highlight all changes made in the amendment as compared to the previous filing.
Financial Statements, page 4
Note 2. Significant Accounting Policies, page 8
Derivative Financial Instruments, page 8
46.	We note the disclosure on page 8 that the derivative was valued by an independent valuation firm. While in future filings management may elect to take full responsibility for valuing the derivative, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-QSB, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-KSB by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response: Management takes full responsibility for valuing the derivatives. We have amended March 2007 Form 10QSB/A and Form SB2 to exclude reference to the independent valuation firm.
Form 10-KSB for the Fiscal Year Ended September 30, 2005
47.	Please refer to prior comment 52. As previously requested, please amend your Form l0-KSB to include an audit report on the financial information from inception through September 30, 2005.

Response: We have amended Form 10-KSB to include the revised auditor’s opinion. The first paragraph of the opinion states the following;

“We have audited the accompanying balance sheets of Safer Residence Corporation as at September 30, 2005 and 2004, and the related statements of operations, cash flows, and stockholders’ equity for the year ended September 30, 2005, for the period from incorporation July 7, 2004 to September 30, 2004 and for the cumulative period from incorporation July 7, 2004 to September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.”

Amendment No. 1 to Form 10-KSB for the year ended September 30, 2005 was filed on September 20, 2007.
In making this response to your comments, the Company acknowledges that:
     (1) it is responsible for the adequacy and accuracy of the disclosure in its filings;
     (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
     (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned with any additional comments you may have.

Very truly yours,

SOLAR ENERTECH CORPORATION

By:	/s/ Leo Shi Young
Leo Shi Young, Chief Executive Officer
cc: Tara Harkins, Kaitlin Tillan and Eduardo Aleman (w/encls.)